UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-13844

CUSIP NUMBER

(Check one)

☐ Form 10-K    ☒ Form 20-F    ☐ Form 11-K
☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CROW TECHNOLOGIES 1977 LTD.
Full Name of Registrant

BARI TRUST INVESTMENTS LTD.
Former Name if Applicable

12 Kineret Street
Address of Principal Executive Office (Street and Number)

Airport City, Israel
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. x

The registrant was unable to file its Form 20-F for the period ended December 31, 2006 without unreasonable expense and effort due to its inability to compile, review and prepare the information necessary to complete the required disclosure for the form within a sufficient time for management, the board of directors and the independent auditors to review such disclosure prior to the prescribed due date.

The Registrant's auditors are finalizing the audited financial statements and it is anticipated that the Form 20-F Annual Report, along with the audited financial statement, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 20-F.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jacob Batchon	(03)	+972-3-9726000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CROW TECHNOLOGIES 1977 LTD.
(Name of Registrant as Specified in Charter)

        has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007	By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer